UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, acquired approximately 83.23% of the outstanding ordinary shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website https://taylormaritimeinvestments.com, and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published a Quarterly NAV, Investor Presentation, Factsheet and Trading Update on the London Stock Exchange or its website which included information regarding Grindrod Shipping. As such information is published by TMI, it is not included as part of, or incorporated by reference into Grindrod Shipping’s public filings or releases.

In addition, following the closing of the tender offer, TMI and Grindrod have been making good progress in jointly evaluating next steps to capitalise on available synergies from the combined fleet across insurance, commercial management, technical management and corporate activities. TMI has committed to de-lever its balance sheet on a standalone and look-through basis including Grindrod Shipping’s assets following the close of the tender offer. TMI intends to do so through a combination of vessel sales and operating cash flow generation, which can occur at TMI and/or the Company. This commitment is consistent with our strategy to ensure balance sheet flexibility and liquidity while we continue to selectively evaluate growth opportunities.

In conjunction with the aforementioned policies, on December 22, 2022, we entered into a contract to sell the 2015-built ultramax bulk carrier, IVS Hirono, with delivery to her new owners planned on or about March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: January 27, 2023	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer and Interim Chief Executive Officer